SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                           ----------------------

                               Schedule 14D-1
                           Tender Offer Statement
                             (Amendment No. 25)
                                Pursuant to
           Section 14(d(1) of the Securities Exchange Act of 1934
                                    and
                              Amendment No. 35
                                     to
                               Schedule 13D+
                                    and
                              Amendment No. 12
                                     to
                               Schedule 13D++
                           ----------------------

                                Conrail Inc.
                         (Name of Subject Company)

                              CSX Corporation
                        Norfolk Southern Corporation
                          Green Acquisition Corp.
                                 (Bidders)
                  Common Stock, Par Value $1.00 Per Share
                       (Title of Class of Securities)
                                208368 10 0
                   (CUSIP Number of Class of Securities)
    Series A ESOP Convertible Junior Preferred Stock, Without Par Value
                       (Title of Class of Securities)
                               Not Available
                   (CUSIP Number of Class of Securities)

            Mark G. Aron                     James C. Bishop, Jr.
            CSX Corporation              Norfolk Southern Corporation
           One James Center                 Three Commercial Place
         901 East Cary Street              Norfolk, Virginia  23510
    Richmond, Virginia  23219-4031        Telephone:  (757) 629-2750
      Telephone:  (804) 782-1400
               (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Communications on Behalf of Bidder)

                              With a copy to:
           Pamela S. Seymon                     Randall H. Doud
    Wachtell, Lipton, Rosen & Katz    Skadden, Arps, Slate, Meagher & Flom LLP
          51 West 52nd Street                   919 Third Avenue
       New York, New York  10019            New York, New York  10022
      Telephone:  (212) 403-1000            Telephone:  (212) 735-3000

----------------------

+   of CSX Corporation and Green Acquisition Corp.
++  of Norfolk Southern Corporation


                               SCHEDULE 14D-1

CUSIP No. 208368 10 0


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    1        NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             CSX CORPORATION
-------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)[X]
                                                              (b)[ ]
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    3        SEC USE ONLY
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    4        SOURCE OF FUNDS
             BK, WC, OO
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    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(e) or 2(f)                       [ ]
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    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             VIRGINIA
-------------------------------------------------------------------------
    7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

             17,775,124 Common Shares.*
-------------------------------------------------------------------------
    8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
             CERTAIN SHARES                                       [X]
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    9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

             Approximately 19.9% of outstanding Shares.*
-------------------------------------------------------------------------
    10       REPORTING PERSON

             HC and CO
-------------------------------------------------------------------------



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 * Excludes 8,200,100 Common Shares beneficially owned by Norfolk Southern Corporation which CSX Corporation may be deemed to beneficially own by reason of the CSX/NSC Letter Agreement referred to herein. Also excludes 15,955,477 Common Shares purchasable upon exercise of the Company Stock Option. See Section 13 of the Offer to Purchase, dated December 6, 1996, and all amendments thereto.



                             SCHEDULE 14D-1

CUSIP No. 208368 10 0


-----------------------------------------------------------------------------
    1        NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             GREEN ACQUISITION CORPORATION
-----------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                                                               (b) [ ]
-----------------------------------------------------------------------------
    3        SEC USE ONLY
-----------------------------------------------------------------------------
    4        SOURCE OF FUNDS
             AF
-----------------------------------------------------------------------------
    5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(e) or 2(f)                   [ ]
-----------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             PENNSYLVANIA
-----------------------------------------------------------------------------
    7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON

             17,775,124 Common Shares.*
-----------------------------------------------------------------------------
    8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
             CERTAIN SHARES                                   [X]
-----------------------------------------------------------------------------
    9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

             Approximately 19.9% of outstanding Shares.*
-----------------------------------------------------------------------------
    10       REPORTING PERSON

             CO
-----------------------------------------------------------------------------

-------------
* Excludes 8,200,100 Common Shares beneficially owned by Norfolk Southern Corporation which CSX Corporation may be deemed to beneficially own by reason of the CSX/NSC Letter Agreement referred to herein. Also excludes 15,955,477 Common Shares purchasable upon exercise of the Company Stock Option. See Section 13 of the Offer to Purchase, dated December 6, 1996, and all amendments thereto.



        This Statement amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "SEC") on December 6, 1996, as previously amended and supplemented (the "Schedule 14D-1"), by Green Acquisition Corp. ("Purchaser"), a Pennsylvania corporation, CSX Corporation, a Virginia corporation ("Parent" or "CSX"), and Norfolk Southern Corporation, a Virginia corporation ("NSC"), to purchase all shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (together with the Common Shares, the "Shares"), of Conrail Inc., a Pennsylvania corporation (the "Company"), including, in each case, the associated common stock purchase rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 6, 1996, the Supplement thereto, dated December 19, 1996 (the "First Supplement"), the Second Supplement thereto, dated March 7, 1997 (the "Second Supplement"), and the Third Supplement thereto, dated April 10, 1997 (the "Third Supplement"), and the related Letters of Transmittal (which, together with any amendments or supplements thereto, constitute the "Second Offer") at a purchase price of $115 per Share, net to the tendering shareholder in cash. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase, the First Supplement, the Second Supplement, the Third Supplement and the Schedule 14D-1.

ITEM 4.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 4 is hereby amended and supplemented by the following:

        (b) J.P. Morgan Securities Inc. and Merrill Lynch & Co. (collectively, the "Arrangers"), Merrill Lynch Capital Corporation ("MLCC") and Morgan Guaranty Trust Company of New York ("Morgan") have entered into a commitment letter with NSC, dated April 22, 1997 (the "NSC Bank Commitment Letter"), pursuant to which MLCC and Morgan have each committed to provide up to $500,000,000 of a total $7 billion in required borrowings pursuant to a new senior credit facility (the "New NSC Credit Facility") to finance NSC's requirements under the Second Offer and the Merger, to pay its portion of related fees and expenses, to refinance NSC's existing debt (including under the NSC Credit Agreement) and for general corporate purposes, including to support commercial paper issuances. It is anticipated that the Arrangers will arrange and/or syndicate the New NSC Credit Facility with a group of commercial banks (the "Lenders").

        Morgan's and MLCC's obligations to make loans to NSC to fund the purchase price of Shares purchased in the Second Offer and the Merger are (and the Lenders' obligations will be) subject to the following conditions, among others: (i) approval of the CSX/NSC Voting Trust by all required governmental and regulatory bodies, (ii) the absence of a material adverse change in the consolidated financial condition, operations, assets, business or prospects of NSC and its subsidiaries or Conrail and its subsidiaries or with respect to financial, bank syndication or capital market conditions and (iii) the absence of any amendments or modifications to the Second Offer and the Merger Agreement which could, in the reasonable opinion of the Arrangers, impede or delay the Merger or otherwise materially adversely affect the Second Offer, the parties to the Second Offer or the Lenders.

        The New NSC Credit Facility will consist of two facilities, a $3.5 billion unsecured 364-day revolving credit facility (the "364 Day Facility") and a $3.5 billion unsecured five-year revolving credit facility (the "5 Year Facility"). Loans under the 364 Day Facility will bear interest at a rate per annum equal to, at the option of NSC, any of
(i) the Eurodollar rate plus a margin depending upon NSC's senior unsecured long-term debt ratings of between .50% and .155%, (ii) an adjusted CD rate plus a margin depending upon NSC's senior unsecured long-term debt ratings of between .625% and .28%, (iii) the higher of
(A) Morgan's prime rate or (B) the federal funds rate plus .50% (the "Base Rate") or (iv) a money market rate, and will mature 364 days from the closing under the New NSC Credit Facility (the "Closing Date"). The
5 Year Facility will mature five years after the Closing Date and loans thereunder will bear interest at a rate per annum equal to, at the option of NSC, any of (i) the Eurodollar rate plus a margin depending on NSC's senior unsecured long-term debt ratings of between .45% and .135%,
(ii) an adjustable CD rate plus a margin depending on NSC's senior unsecured long-term debt ratings of between .575% and .26%, (iii) the Base Rate or (iv) a money market rate. The New NSC Credit Facility will also provide for a facility fee accruing on the total amount available or outstanding under the 364 Day Facility at a rate which will be, depending upon NSC's senior unsecured long-term debt ratings, between
 .15% and .045% per annum and a facility fee accruing on the total amount available or outstanding under the 5 Year Facility at a rate which will be, depending upon NSC's senior unsecured long-term debt ratings, between .20% and .065%.

        The New NSC Credit Facility will contain certain financial covenants as well as certain restrictions on, among other things, (i) indebtedness of subsidiaries, (ii) liens, (iii) mergers, consolidations and sales of assets, and (iv) transactions with affiliates. The financial covenants will require NSC to maintain a specified minimum consolidated net worth and maximum leverage ratios.

        The New NSC Credit Facility will contain certain representations and warranties regarding, among other things, corporate existence, power and authority, enforceability of the loan documents related to the New NSC Credit Facility, no conflicts, financial information, absence of material adverse change, absence of material litigation, compliance with certain laws and regulations, certain environmental matters, taxes, matters related to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and absence of material misstatements. In addition, the New NSC Credit Facility will contain certain covenants regarding, among other things, maintenance of corporate existence, maintenance of the business, maintenance of insurance, payment of taxes, delivery of financial statements and reports, compliance with laws, use of proceeds and continued ownership by NSC of certain specified subsidiaries.

        Events of default under the New NSC Credit Facility will include, subject (in certain instances) to customary notice and cure periods, material breaches of representations or warranties, failure to pay principal or interest, breach of covenants, cross default to certain other debt, material judgments, bankruptcy, failures to make payments required to be made under ERISA, and a Change of Control (to be defined in the agreement evidencing the New NSC Credit Facility).

        In connection with the New NSC Credit Agreement, NSC has agreed to pay the Arrangers and the Lenders certain fees, to reimburse the Arrangers and the Lenders for certain expenses and to provide certain indemnities, as is customary for commitments of the type described herein.

        It is anticipated that the indebtedness incurred by NSC under the New NSC Credit Facility will be repaid from funds generated internally by NSC and its subsidiaries, through additional borrowings, or through a combination of such sources. No final decisions have been made concerning the method NSC will employ to repay such indebtedness. Such decisions when made will be based on NSC's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

        The NSC Credit Agreement will be terminated in its entirety prior to, or concurrently with, the execution of the New NSC Credit Facility, and all outstanding loans under the NSC Credit Agreement, if any, will be then repaid.

        The foregoing description of the NSC Bank Commitment Letter is qualified in its entirety by reference to the full text of the Commitment Letter, a copy of which has been included as an exhibit hereto and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

        Item 11 is hereby amended and supplemented by the following:

        (b)(3) Commitment Letter, dated April 22, 1997, among Morgan Guaranty Trust Company of New York, J.P. Morgan Securities Inc., Merrill Lynch Capital Corporation, Merrill Lynch & Co. and Norfolk Southern Corporation.



                                SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                               CSX CORPORATION


                               By:  /s/ MARK G. ARON
                               Name:  Mark G. Aron
                               Title: Executive Vice President --
                                        Law and Public Affairs

Dated:  April 25, 1997



                                SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                NORFOLK SOUTHERN CORPORATION



                                By:  /s/ JAMES C. BISHOP, JR.
                                Name:  James C. Bishop, Jr.
                                Title: Executive Vice President-Law


Dated:  April 25, 1997



                                SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                               ATLANTIC ACQUISITION CORPORATION



                               By:  /s/ JAMES C. BISHOP, JR.
                               Name:  James C. Bishop, Jr.
                               Title: Vice President and
                                        General Counsel

Dated:  April 25, 1997



                                SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                GREEN ACQUISITION CORP.



                                By:  /s/ MARK G. ARON
                                Name:  Mark G. Aron
                                Title: General Counsel and
                                         Secretary

Dated:  April 25, 1997


                              EXHIBIT INDEX


Exhibit
  No.

*(a)(1)   Offer to Purchase, dated December 6, 1996.
*(a)(2)   Letter of Transmittal.
*(a)(3)   Notice of Guaranteed Delivery.
*(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
*(a)(7) Tender Offer Instructions for Participants of Conrail Inc. Dividend Reinvestment Plan.
*(a)(8) Text of Press Release issued by Parent and the Company on December 6, 1996.
*(a)(9)   Form of Summary Advertisement, dated December 6, 1996.
*(a)(10) Text of Press Release issued by Parent on December 5, 1996. *(a)(11) Text of Press Release issued by Parent and the Company on
          December 10, 1996.
*(a)(12) Text of Advertisement published by Parent and the Company on December 10, 1996.
*(a)(13) Text of Press Release issued by Parent on December 11, 1996. *(a)(14) Text of Advertisement published by Parent and the Company on
          December 12, 1996.
*(a)(15) Supplement to Offer to Purchase, dated December 19, 1996. *(a)(16) Revised Letter of Transmittal.
*(a)(17)  Revised Notice of Guaranteed Delivery.
*(a)(18) Text of Press Release issued by Parent and the Company on December 19, 1996.
*(a)(19) Letter from Parent to shareholders of the Company, dated December 19, 1996.
*(a)(20) Text of Press Release issued by Parent on December 20, 1996. *(a)(21) Text of Press Release issued by Parent and the Company on
          January 9, 1997.
*(a)(22) Text of Press Release issued by Parent and the Company on January 13, 1997.
*(a)(23) Text of Press Release issued by Parent and the Company on January 15, 1997.
*(a)(24)  Text of Press Release issued by Parent on January 17, 1997.
(a)(25)   Deleted.
*(a)(26)  Text of Letter issued by Parent and the Company dated January
          22, 1997.
*(a)(27) Text of Advertisement published by Parent and the Company on January 29, 1997.
*(a)(28) Text of Press Release issued by Parent and the Company on January 31, 1997.
*(a)(29) Text of Press Release issued by Parent on February 14, 1997. *(a)(30) Text of Press Release issued by Parent on March 3, 1997. *(a)(31) Second Supplement to Offer to Purchase, dated March 7, 1997. *(a)(32) Revised Letter of Transmittal.
*(a)(33)  Revised Notice of Guaranteed Delivery.
*(a)(34) Text of Press Release issued by Parent on March 7, 1997. *(a)(35) Form of Summary Advertisement, dated March 10, 1997.
*(a)(36) Letter from Parent to employees of the Company, published on March 12, 1997.
*(a)(37) Text of Press Release issued by CSX and NSC on April 8, 1997. *(a)(38) Third Supplement to Offer to Purchase, dated April 10, 1997. *(a)(39) Revised Letter of Transmittal circulated with the Third
          Supplement.
*(a)(40) Revised Notice of Guaranteed Delivery circulated with the Third Supplement.
*(b)(1) Credit Agreement, dated November 15, 1996 (incorporated by reference to Exhibit (b)(2) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).
*(b)(2) Credit Agreement, dated as of February 10, 1997, by and among NSC, Morgan Guaranty Trust Company of New York, as administrative agent, Merrill Lynch Capital Corporation, as documentation agent, and the banks from time to time parties thereto (incorporated by reference to NSC's and Atlantic Acquisition Corporation's Tender Offer Statement on Schedule 14D-1, dated February 12, 1997).
(b)(3) Commitment Letter, dated April 22, 1997, among Morgan Guaranty Trust Company of New York, J.P. Morgan Securities Inc., Merrill Lynch Capital Corporation, Merrill Lynch & Co. and Norfolk Southern Corporation.
*(c)(1) Agreement and Plan of Merger, dated as of October 14, 1996, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(1) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).
*(c)(2) Company Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company (incorporated by reference to Exhibit (c)(2) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16,
          1996).
*(c)(3) Parent Stock Option Agreement, dated as of October 14, 1996, between Parent and the Company (incorporated by reference to Exhibit (c)(3) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16,
          1996).
*(c)(4) Voting Trust Agreement, dated as of October 15, 1996, by and among Parent, Purchaser and Deposit Guaranty National Bank (incorporated by reference to Exhibit (c)(4) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).
*(c)(5) First Amendment to Agreement and Plan of Merger, dated as of November 5, 1996, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (c)(7) to Parent and Purchaser's Tender Offer Statement on Schedule 14D-1, as amended, dated October 16, 1996).
*(c)(6) Second Amendment to Agreement and Plan of Merger, dated as of December 18, 1996, by and among Parent, Purchaser and the Company.
*(c)(7)   Form of Amended and Restated Voting Trust Agreement.
(c)(8)    Deleted.
*(c)(9) Text of STB Decision No. 5 of STB Finance Docket No. 33220, dated January 8, 1997.
(c)(10)   Deleted.
*(c)(11) Text of opinion of Judge Donald VanArtsdalen of the United States District Court for the Eastern District of Pennsylvania as delivered from the bench on January 9, 1997.
*(c)(12) Third Amendment to Agreement and Plan of Merger, dated as of March 7, 1997, by and among Parent, Purchaser and the Company.
*(c)(13)  Form of Amended and Restated Voting Trust Agreement.
*(c)(14) Letter Agreement between CSX and NSC, dated April 8, 1997. *(c)(15) Fourth Amendment to Agreement and Plan of Merger, dated as of
          April 8, 1997, by and among CSX, Purchaser and the Company.
 (d)      Not applicable.
 (e)      Not applicable.
 (f)      Not applicable.

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*   Previously filed.